Exhibit 14

Code of Ethics

This company has adopted the following code of ethics that applies to all Insiders and Employees. (“We” applies to all Insiders and Employees):

•	We believe in and promote ethical and honest conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	We will not engage in any self-dealing or otherwise trade on our positions within the financial community;

•	We will openly disclose all potential conflicts of interest, including those in which they have been inadvertently placed due to either business or personal relationships with customers, suppliers, business associates, or competitors of our organization;

•	We will provide full, accurate, timely and understandable disclosure in reports and documents submitted to our Management, Supervisors, Directorate, Shareholders and regulatory authorities;

•	We will comply with all applicable rules and regulations that govern our business;

•	We will promptly report violations of this Code of Ethics to our Supervisors, Management, Directorate or Auditors, as warranted;

•	We will conduct our business in a manner that is fair and equitable in the treatment of and protection of the interests of our customers, fellow employees and shareholders;

•	We will hold ourselves (and any parties within the organization for whom we are responsible) accountable for adherence to this Code of Ethics;

•	This Code of Ethics has been adopted by Access National Corporation for adoption by all of its affiliates and is made available to the public. Any violations, changes or enforcement actions are the responsibility of the Audit Committee.

Any violations, questions or comments regarding this document should be addressed to the Human Resource Director at 703-871-1374 or the Audit Committee Chair at 703-294-5881.